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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.   )*

                                    CANDIE'S, INC.
                                    --------------
                                   (Name of Issuer)

                             COMMON STOCK, $.001 PAR VALUE
                             -----------------------------
                            (Title of Class of Securities)

                                     137409 10 8
                                     -----------
                                    (CUSIP Number)

          Robert Steinberg Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP,
        2121 Avenue of the Stars, 10th Floor, Los Angeles, California  90067,
                                    (310) 203-8080
        ---------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)

                                  September 24, 1998
                                  ------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

--------------------------------
 CUSIP No. 137409 10 8
--------------------------------

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   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      MICHAEL CARUSO
------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /X/
                                                                      (b)  / /

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   3  SEC USE ONLY


------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            OO
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   / /

------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                       1,475,806
   NUMBER OF    --------------------------------------------------------------
                 8   SHARED VOTING POWER
    SHARES
                      -0-
 BENEFICIALLY   --------------------------------------------------------------

   OWNED BY
     EACH        9   SOLE DISPOSITIVE POWER
   REPORTING          1,475,806
    PERSON      --------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
     WITH
                      -0-
------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,475,806
------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              / /

------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.56%
------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

            IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                     SCHEDULE 13D

--------------------------------
CUSIP No. 137409 10 8
--------------------------------

------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      CLAUDIO TRUST DATED FEBRUARY 2, 1990
------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /X/
                                                                    (b)  / /

------------------------------------------------------------------------------
   3  SEC USE ONLY


------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

             OO
------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                       1,475,806
   NUMBER OF    --------------------------------------------------------------
                 8   SHARED VOTING POWER
    SHARES
                      -0-
 BENEFICIALLY   --------------------------------------------------------------
   OWNED BY
     EACH        9   SOLE DISPOSITIVE POWER
   REPORTING          1,475,806
    PERSON      --------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
     WITH
                      -0-
------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,475,806
------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*


------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.56%
------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

            OO
------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT

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ITEM 1.        SECURITY AND ISSUER

               This statement relates to the 1,475,806 shares of Common Stock, par value $.001 per share ("Common Stock"), of Candie's, Inc. a Delaware corporation (the "Company"), issued to Michael Caruso, as Trustee of the Claudio Trust Dated February 2, 1990 (the "Trust"), in connection with the sale of Michael Caruso & Co., Inc., a California corporation ("Caruso Inc."), to the Company pursuant to the terms of a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated September 24, 1998, among the Company, Licensing Acquisition Corp., a wholly-owned subsidiary of the Company, Caruso Inc., the Trust and Gene Montesano. All of such shares of Common Stock in question are held of record by the Trust, a revocable trust of which Michael Caruso is the trustees.

               The Company's principal executive offices are located at 2975 Westchester Avenue, Purchase, New York 10577.

ITEM 2.        IDENTITY AND BACKGROUND

               a. This statement is being filed by Michael Caruso and the Trust (collectively, the "Reporting Persons").

               b.   2925 Mountain Maple Lane, Jackson, Wyoming  83001.

               c. Mr. Caruso is the founder and former owner of Caruso Inc., an apparel company ("Caruso Inc."), whose address is c/o Mr. Caruso, 2925 Mountain Maple Lane, Jackson, Wyoming 83001.

               d. Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               e. Neither of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               f.   U.S.A.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Pursuant to the terms of the Stock Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto, the Trust acquired 1,475,806 shares of Common Stock in exchange for the Trust's entire ownership interest in Caruso Inc.

ITEM 4.        PURPOSE OF THE TRANSACTION

               The Reporting Persons acquired the Common Stock in connection with the sale of Caruso Inc. to the Company. The Trust was a 75% owner of Caruso Inc. and Gene Montesano was the owner of the remaining 25% interest. The Reporting persons currently intend to hold the shares of Common Stock for investment purposes. Based on the Reporting Persons' ongoing evaluation of the business, prospects, and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the Reporting Persons, and

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               other future developments, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, subject to the lock-up restrictions of the Lock-Up Agreement which is filed as
               Exhibit 99.2 hereto (the "Lock-Up Agreement"), the Reporting Persons may decide to sell or seek the sale of all or part of their present or future beneficial holdings of Common Stock, either in the open market, in private transactions or by any other permissible means. The Lock-Up Agreement provides that, for the one year period ending September 24, 1999, the Trust and Gene Montesano may not directly or indirectly sell, offer for sale, assign, transfer, hypothecate, or otherwise dispose of any of the shares of Common Stock acquired by them

               Pursuant to the terms of Section 2.2 of the Stock Purchase Agreement, in the event that the closing sale price of a share of the Company's Common Stock (as reported on the Nasdaq Stock market) does not reach $7.75 at any time from September 24, 1998 to March 24, 1999 (the "Valuation Period"), then the Company shall be required to pay issued and deliver to the Reporting Person and Gene Montesano an aggregate number of additional shares (the "Additional Shares") of Common Stock equal to (i) $15,250,000 minus the value of 1,967,742 shares of Common Stock calculated at a price per share equal to the "Post Closing Valuation Price Per Share (as defined below), divided by (ii) the Post Closing Valuation Price Per Share. For purposes of the Stock Purchase Agreement, the Post Closing Valuation Price Per Share equals the greater of (i) $6.0625, and (ii) the highest reported closing sale price of a share of Common Stock during the Valuation Period. As a result, the maximum number of Additional Shares that could be issued pursuant to Section 2.2. of the Stock Purchase Agreement is 547,722 shares of Common Stock, of which the Reporting Person would receive 75% (approximately 410,792 shares).

               Notwithstanding anything to the contrary contained in the immediately preceding paragraph, the Stock Purchase Agreement grants the Company the right to pay cash to the Trust and Gene Montesano rather than issuing the Additional Shares. Such cash payment would equal the number of Additional Shares multiplied by the Post Closing Valuation Price Per Share.

               Pursuant to the terms of Section 2.3 of the Stock Purchase Agreement, the Trust and Gene Montesano were required to pledge to the Company an aggregate of 329,897 shares of the Common Stock otherwise issuable to them pursuant to the Stock Purchase Agreement as security for the payment of certain indemnification obligations pursuant to Paragraph 8 of the Stock Purchase Agreement. As a result, 247,423 shares of Common Stock owned by the Trust have been pledged to the Company pursuant to the terms of an Escrow Agreement, a copy of which is filed as Exhibit 99.3 hereto. To the extent no claims are made against such shares, one half of the pledged shares will be released on September 24, 1999 and the remaining pledged shares will be released on September 24, 2000.

               Pursuant to the terms of Section 4.13 of the Stock Purchase Agreement, the Trust and Gene Montesano each agreed that at any time following the expiration of the one year lock-up period provided for in the Lock-Up Agreement, the Company has the right of first refusal to purchase back any or all of the shares of Common Stock owned by the Trust or Gene Montesano prior any sale thereof by the Trust or Gene Montesano.

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               Pursuant to the terms of a Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.4, and subject to the provisions of the Lock-Up Agreement and the right of first refusal provisions of the Stock Purchase Agreement, the Trust has been granted certain demand and piggy back registration rights.

ITEM 5.        INTEREST IN SECURITIES OF THE COMPANY

               a. Michael Caruso, as trustee of the Claudio Trust dated February 2, 1990, a revocable trust of which Mr. Caruso is the trustee and trustor, beneficially owns an aggregate of 1,475,806 shares of Company Common Stock. Such shares of Common Stock constitute 8.56% of the outstanding shares of Common Stock (assuming (i) 17,244,583 shares of Common Stock outstanding as of the date of this report).

               b. Michael Caruso, as trustee of the Trust, has power to vote and dispose of the shares of Common Stock of the Company beneficially owned by the Reporting Persons.

               c. Pursuant to the terms of the Stock Purchase Agreement, Michael Caruso, as Trustee of the Trust, acquired an aggregate of 1,475,806 shares of Common Stock in exchange for all of his ownership interest in Caruso Inc.

               d.   Not applicable.

               e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               See the information disclosed in Item 4 of this Form 13D which is incorporated herein by this reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 99.1   Stock Purchase Agreement

               Exhibit 99.2   Lock-Up Agreement

               Exhibit 99.3   Escrow Agreement

               Exhibit 99.4   Registration Rights Agreement

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                                     SIGNATURES


               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

October 2, 1998

                              /s/ Michael Caruso
                              -----------------------------------
                              Michael Caruso, individually
                              and as Trustee of the Claudio
                              Trust dated February 2, 1990